EXHIBIT 99.1

Costamare Inc. Announces 2023 Annual Meeting of Stockholders

MONACO, July 12, 2023 -- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships and dry bulk vessels for charter, announced today that its Board of Directors has called an annual meeting of the stockholders to be held virtually on Tuesday, October 3, 2023.

Stockholders of record of the Company’s common stock at the close of business on Tuesday, August 8, 2023 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof. The notice of the annual meeting and the Company’s proxy statement will be sent to stockholders of record on or around Wednesday, August 9, 2023.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships and dry bulk vessels for charter. The Company has 49 years of history in the international shipping industry and a fleet of 71 containerships, with a total capacity of approximately 524,000 TEU and 43 dry bulk vessels with a total capacity of approximately 2,369,000 DWT (including one vessel that we have agreed to sell). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third party owners. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com